SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities
Exchange Act of 1934

(Mark One)

X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2004

Or

___ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from ____________ to ____________

Commission file number 1-5911

A. Full title of the plan and the address of the plan, if different from that of the issuer named below Spartech Corporation 401(k) Savings & Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office Spartech Corporation, 120 S. Central Avenue, Suite 1700, Clayton, Missouri 63105

Spartech Corporation 401(k) Savings & Investment Plan

FORM 11-K

Financial Statements.

The Plan's audited statements of net assets available for fund benefits as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years ended December 31, 2004 and 2003.

Exhibits.

23.1-- Consent of Ernst & Young LLP, Independent Auditors

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTECH CORPORATION 401(k)
SAVINGS & INVESTMENT PLAN

Date June 29, 2005

Patricia F. Parrucci
National City Bank
Trustee

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTECH CORPORATION 401(k)
SAVINGS & INVESTMENT PLAN

Date June 29, 2005

By /S/Patricia F. Parrucci
Patricia F. Parrucci
National City Bank
Trustee

Financial Statements and Supplemental Schedule

Spartech Corporation 401(k) Savings & Investment Plan
Years Ended December 31, 2004 and 2003

Spartech Corporation
401(k) Savings & Investment Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Contents

Ernst & Young

■ Ernst & Young LLP
The Plaza in Clayton
Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105-3434

■ Phone: (314) 290-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Spartech Corporation

We have audited the accompanying statements of net assets available for benefits of Spartech Corporation 401(k) Savings & Investment Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 17, 2005

Spartech Corporation
401(k) Savings & Investment Plan

Statements of Net Assets Available for Benefits

	December 31 2004	December 31 2003
Assets		
Cash and cash equivalents	**$ 39,943**	$ –
Investments, at fair market value	**51,991,339**	44,412,791
Participant contributions receivable	**466,947**	317,818
Employer contributions receivable	**169,153**	115,935
Dividends receivable	**–**	60,024
Total assets	**52,667,382**	44,906,568
Liabilities		
Refunds for excess contributions	**60,529**	22,443
Net assets available for benefits	**$52,606,853**	$44,884,125

See accompanying notes.

0502-0617136

Spartech Corporation
401(k) Savings & Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2004	**2003**
Additions:		
Interest and dividend income	**$ 1,275,817**	$ 754,848
Contributions from:		
Employer	**1,527,209**	1,281,802
Participants	**4,126,157**	3,714,157
Rollovers	**1,321,549**	233,418
Transfers to the Plan	**–**	613,420
Total additions	**8,250,732**	6,597,645
Deductions:		
Retirement and qualified participant distributions	**3,195,430**	2,821,505
Administrative expenses	**40,071**	41,581
Total deductions	**3,235,501**	2,863,086
Net realized and unrealized appreciation in fair value of investments	**2,707,497**	4,838,200
Net increase	**7,722,728**	8,572,759
Net assets available for benefits, beginning of year	**44,884,125**	36,311,366
Net assets available for benefits, end of year	**$52,606,853**	$44,884,125

See accompanying notes.

Spartech Corporation
401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of the Spartech Corporation (the Company) 401(k) Savings & Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan. The participating employees in the Plan are employed by the Company and its subsidiaries. All U.S. employees who have completed 1,000 hours of service in a consecutive 12-month period with the Company and are age 21 or older are eligible to become participants in the Plan, except those employees covered by a collective bargaining agreement that does not provide for participation in the Plan, leased employees, or those employed by Spartech Polycom, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 100% of eligible compensation, as defined by the Plan. The Company provides a contribution of up to 3% of participants' annual compensation by matching one-half of participant contributions. The Company may also make discretionary contributions to the Plan, although in 2004 and 2003 no such discretionary contributions were made. Participants may also make rollover contributions to the Plan from other qualified retirement plans. All contributions are subject to applicable limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's matching contribution and discretionary contribution, if any, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Vesting

Participants are immediately vested in their contributions. Company contributions plus actual earnings thereon are vested in 20% increments after one year of service with 100% vesting after five years of service. Participants also become 100% vested upon reaching age 65, upon becoming totally disabled, upon death, or upon plan termination.

1. Description of Plan (continued)

Investment Options

Upon enrollment in the Plan, employee contributions and employer matching contributions may be directed into any of the investment options offered by the Plan. These investment choices offer a variety of investment options depending upon the participant's investment objectives. The investment options are all trusteed mutual funds and a Company stock fund.

All investments are participant-directed.

Forfeitures

Forfeitures of non-vested employer contributions are used to reduce future employer contributions. During 2004, $17,714 in forfeitures were used to reduce employer contributions. At December 31, 2004 and 2003, forfeited non-vested accounts totaled approximately $19,800 and $2,000, respectively.

Payment of Benefits

On termination of service due to any reason or upon request after reaching age 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period based on his or her life expectancy. Hardship withdrawals are also permitted under the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to twenty years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest is paid ratably through monthly payroll deductions. Interest rates on loans ranged from 5% to 10.5% at December 31, 2004.

Transfers to the Plan

During 2003, transfers of $535,132 and $78,288 were made to the Plan from the UVTech 401(k) Savings Plan and PolyTech South, Inc. 401(k) Plan, respectively. UVTech and PolyTech South, Inc. were both acquired by the Company in 2002.

1. Description of Plan (continued)

On October 1, 2004, the Company acquired three divisions of VPI. Employees of the acquired VPI divisions rolled approximately $1.3 million of assets into the Plan during the year ended December 31, 2004.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company, except for certain expenses related to loans or hardship withdrawals which are paid by the affected participants' accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31 2004	December 31 2003
Janus Worldwide Fund	**$ –**	$7,568,287
American Balanced Fund	**5,556,402**	–
Armada S&P 500 Index Fund	**7,233,082**	6,142,916
Armada Bond Fund	**4,120,972**	3,763,625
Armada Money Market Fund	**–**	9,522,463
Income Advantage Fund	**9,624,896**	–
Spartech Corporation Company Stock Fund	**10,227,019**	9,197,833
AIM Balanced Fund	**–**	4,766,415
Oppenheimer Global Fund	**9,087,684**	–

During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,707,497 and $4,838,200, respectively, as follows:

	Year Ended December 31 2004	Year Ended December 31 2003
Janus Worldwide Fund	**$ (255,960)**	$1,377,426
American Balanced Fund	**105,938**	–
American Century Equity Fund	**21,131**	20,683
Armada S&P 500 Index Fund	**572,194**	1,237,862
Armada Bond Fund	**(10,880)**	(2,327)
Armada Small Cap Value Fund	**(14,307)**	40,128
Federated Mid-Cap Index Fund	**61,454**	34,675
George Putnam Fund of Boston	**–**	(1,224)
Massachusetts Investors Growth Stock Fund	**24,707**	7,803
MFS Value Fund	**45,516**	13,425
AIM Balanced Fund	**131,584**	610,388
Oppenheimer Global Fund	**1,117,518**	–
Total	**1,798,895**	3,338,839
Spartech Corporation Company Stock Fund	**908,602**	1,499,361
Total investments	**$2,707,497**	$4,838,200

3. Investments (continued)

The Plan received dividends from Company stock of $164,360 and $150,178 during the years ended December 31, 2004 and 2003, respectively.

4. Plan Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 22, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants will be fully vested in their accounts.

6. Plan Amendment

In April 2003, the Company's Board of Directors approved the "Second Amendment to the Fourth Amendment and Restatement of the Spartech Corporation 401(k) Savings and Investment Plan." This amendment enabled employees of PolyTech South, Inc. and UVTech to receive credit for all prior months of service of employment with these new wholly owned subsidiaries of the Company.

In December 2003, the Company's Board of Directors approved the "Third Amendment to the Fourth Amendment and Restatement of the Spartech Corporation 401(k) Savings and Investment Plan." This amendment (1) changed the term "compensation" by the Company for purposes of the Plan to exclude payments for short-term disability and (2) enabled employees of Franklin-Burlington Plastics, Inc., who are covered under the collective bargaining contract with Local Union 469 Affiliated with International Brotherhood of Teamsters, Chauffeurs, Warehousemen, and Helpers of America, to enroll in the Plan after satisfying the eligibility requirement.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

8. Subsequent Event

On December 22, 2004, as permitted by the plan document, the Board of Directors of Spartech Polycom, Inc., a wholly owned subsidiary of the Company, passed a resolution to merge the Spartech Polycom, Inc. 401(k) Profit Sharing Plan, of which it was the plan sponsor, with the Plan, effective January 1, 2005. As of that date, all participants of the Spartech Polycom plan became participants of the Plan. Related to the merger, participant balances of $10.7 million were transferred to the Plan on January 1, 2005.

Supplemental Schedule

Spartech Corporation
401(k) Savings & Investment Plan

EIN 43-0761773
Plan No. 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
American Balanced Fund	309,549 shares of mutual funds	$ 5,556,402
American Century Equity Income Fund	90,824 shares of mutual funds	736,580
Armada S&P 500 Index Fund*	694,154 shares of mutual funds	7,233,082
Armada Bond Fund*	404,017 shares of mutual funds	4,120,972
Income Advantage Fund*	9,621,894 shares of mutual funds	9,624,896
Armada Small Cap Value Fund*	61,356 shares of mutual funds	1,355,359
Federated Mid-Cap Index Fund	41,571 shares of mutual funds	874,652
Massachusetts Investors Growth Stock Fund	32,459 shares of mutual funds	401,199
MFS Value Fund	23,391 shares of mutual funds	541,263
Oppenheimer Global Fund	149,489 shares of mutual funds	9,087,684
Spartech Corporation Company Stock Fund*	377,498 shares of Company stock	10,227,019
Participant loans receivable*	Various participants, interest rates from 5% to 10.5%, maturities through 2024	2,232,231
		$51,991,339

All investments are participant-directed.

*Party-in-interest.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-60381) pertaining to Spartech Corporation 401(k) Savings & Investment Plan of our report dated June 17, 2005, with respect to the financial statements and schedule of the Spartech Corporation 401(k) Savings & Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

St. Louis, Missouri
June 29, 2005

0506-0653383